3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

January 31, 2008
Our ref. No. PI 181

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Third Quarter ended December 31, 2007**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2007 (UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
for the three months and nine months ended December 31, 2007 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended December 31, 2007

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2007	6,057,056	88,082	139,112	107,835
December 31, 2006	5,467,729	101,642	158,018	114,404

(2) Consolidated results for the nine months ended December 31, 2007

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the nine months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2007	17,129,668	278,173	424,428	345,560
December 31, 2006	15,303,416	306,598	473,101	349,236
For the year ended				
March 31, 2007	20,516,264	412,130	595,542	415,895

	Net income per share	Net income per share (diluted basis)
For the nine months ended	Yen	Yen
December 31, 2007	207.53	206.53
December 31, 2006	207.03	205.90
For the year ended		
March 31, 2007	246.52	245.18

(3) Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
December 31, 2007	12,359,024	3,057,671	24.7	1,864.13
December 31, 2006	11,176,716	2,722,420	24.4	1,613.40
As of				
March 31, 2007	11,485,664	2,950,931	25.7	1,747.87

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2008 have not changed from the original outlook announced on October 31, 2007.

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2007

(Based on US GAAP)

TOKYO, January 31, 2008.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2007.

[Qualitative Information and Financial Position]

1. Qualitative Information Concerning Consolidated Operating Results

(1) Summary of Fiscal 2008 Third-quarter Results (April 1, 2007 to December 31, 2007)

Consolidated operating transactions for the nine months ended December 31, 2007 rose 1,826.3 billion yen, or 11.9%, to 17,129.7 billion yen due to factors such as higher machinery- and metals-related transactions. Gross profit rose 34.0 billion yen, or 4.0%, to 887.5 billion yen. Although earnings were partly affected by a lower sales price in Australian coal operations, the higher gross profit mainly reflected continued strong transactions in non-resource segments and new consolidations.

Selling, general and administrative expenses rose 63.1 billion yen, or 11.6%, to 607.9 billion yen, mainly due to new consolidations as well as higher personnel expenses in line with business expansion.

Consequently, operating income declined 28.4 billion yen, or 9.3%, to 278.2 billion yen.

In other income-net, although there was an improvement in foreign currency transaction gains and losses, there was a decline in gain on marketable securities and investments-net due to the absence of the gain on sale of Diamond City Co., Ltd. shares recorded in the previous fiscal year.

As a result, income from consolidated operations before income taxes decreased 48.7 billion yen, or 10.3%, to 424.4 billion yen.

Net equity in earnings of affiliated companies rose 2.8 billion yen, or 2.7%, to 107.3 billion yen due to new consolidations in the overseas IPP business and other factors.

As a result of the above, net income declined 3.7 billion yen, or 1.1%, year on year to 345.6 billion yen. This result represented an achievement rate of 80.4% relative to the full-year forecast of 430.0 billion yen.

(2) Segment Information

1) Business Innovation Group

The group recorded a net loss of 0.9 billion yen, down 1.7 billion yen from net income in the same period of the previous fiscal year. While the conversion of an affiliated temporary staffing company into a subsidiary and healthy transactions at IT-related subsidiaries had a beneficial impact on earnings, the overall bottom-line result reflected the absence of gains on share sales recorded in the same period of fiscal 2007 and other factors.

2) Industrial Finance, Logistics & Development Group
This group recorded net income of 10.3 billion yen, down 17.3 billion yen year on year, mainly due to the absence of the gain on sale of Diamond City shares in fiscal 2007. The main factors contributing to segment net income, however, were gains on the sale of developed real estate and higher REIT-related earnings, as well as a strong overall performance in the logistics business.

3) Energy Business Group
The Energy Business Group returned net income of 60.8 billion yen, 8.2 billion yen higher year on year. This mainly reflected higher gross profit at an overseas resource-related subsidiary due to rising oil prices, a gain on the sale of part of Mitsubishi Corporation's equity interest in the Sakhalin II Project, and the recording of some foreign tax credits on overseas dividends in advance.

4) Metals Group
The Metals Group posted net income of 128.3 billion yen, a decrease of 19.7 billion yen from the same period in fiscal 2007. This result is mainly because of a decline in net income of an Australian coal subsidiary due to a lower coking coal selling price. However, the overall decline in net income was limited by higher earnings at companies involved with other metal resources such as iron ore and ferrochrome.

5) Machinery Group
This group posted net income of 52.7 billion yen, 7.4 billion yen more than in the corresponding period of the previous fiscal year. The major contributors to this higher net income were new consolidations in the overseas IPP business, recovery in the auto market in Asia and the beneficial impact of foreign exchange rate movements. Limiting an even higher increase was the absence of gains on the sales of shares recorded in fiscal 2007.

6) Chemicals Group
This group recorded net income of 28.0 billion yen, 8.6 billion yen more than in the first nine months of fiscal 2007. The main reasons for the higher earnings were tax benefits from a higher equity interest in a petrochemical business-related company, an increase in equity-method earnings and strong transactions at an overseas subsidiary.

7) Living Essentials Group
The group posted net income of 40.9 billion yen, 4.9 billion yen higher year on year, the result of strong performances in food-related businesses, including the effect of making some affiliated companies subsidiaries, and the effect of applying the equity method of accounting to a general merchandise-related company. The higher earnings were despite the absence of gains on sales of shares recorded in fiscal 2007.

2. Qualitative Information Concerning Consolidated Financial Position

Total assets as of December 31, 2007 were 12,359.0 billion yen, up 873.4 billion yen from March 31, 2007. Receivables-trade increased due to robust business activities, and business expansion resulting from new investments also led to increases in receivables-trade as well as property and equipment-net.

Total liabilities were 8,953.7 billion yen, up 736.0 billion yen from March 31, 2007, the result mainly of an increase in borrowing at the parent company and overseas subsidiaries to ensure sufficient liquidity to meet demand for funds for working capital and new investments, and of higher payables-trade, which tracked the rise in trade receivables.

Interest-bearing liabilities-net, which are interest-bearing liabilities-gross minus cash and cash equivalents, rose 383.0 billion yen to 3,429.3 billion yen. The net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at period-end, was 1.1.

Total shareholders' equity increased 106.7 billion yen from March 31, 2007 to 3,057.7 billion yen. The result is mainly because of the net income of 345.6 billion yen thanks to a strong performance. On the other hand, a 150.1 billion yen acquisition of the Company's own shares and the payment of dividends of 89.9 billion yen reduced shareholders' equity.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2007 and December 31, 2007 (Unaudited)

	Millions of Yen			
	Mar. 31, 2007	Dec. 31, 2007	Increase or [-]decrease	%
ASSETS				
Current assets:				
Cash, time deposits and short-term investments	896,855	967,897	71,042	7.9
Receivables-trade, less allowance for doubtful receivables	3,626,885	3,994,983	368,098	10.1
Inventories	913,383	1,042,437	129,054	14.1
Other current assets	434,696	424,225	-10,471	-2.4
Total current assets	5,871,819	6,429,542	557,723	9.5
Investments and non-current receivables:				
Investments in and advances to affiliated companies and other investments	3,482,137	3,499,193	17,056	0.5
Non-current receivables, less allowance for doubtful receivables	431,540	493,647	62,107	14.4
Total investments and non-current receivables	3,913,677	3,992,840	79,163	2.0
Property and equipment - Net	1,380,203	1,575,347	195,144	14.1
Other assets	319,965	361,295	41,330	12.9
Total	11,485,664	12,359,024	873,360	7.6
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	959,359	1,250,553	291,194	30.4
Payables-trade	2,840,549	3,130,906	290,357	10.2
Other current liabilities	716,807	613,011	-103,796	-14.5
Total current liabilities	4,516,715	4,994,470	477,755	10.6
Long-term debt, less current maturities	2,865,008	3,076,694	211,686	7.4
Other long-term liabilities	835,939	882,522	46,583	5.6
Minority Interests	317,071	347,667	30,596	9.6
Shareholders' equity:				
Common stock	199,228	201,278	2,050	1.0
Additional paid-in capital	254,376	258,103	3,727	1.5
Retained earnings:				
Appropriated for legal reserve	38,640	41,317	2,677	6.9
Unappropriated	1,832,350	2,085,296	252,946	13.8
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	627,523	590,587	-36,936	-5.9
Net unrealized gains on derivatives	2,759	10,399	7,640	276.9
Defined benefit pension plans	2,228	3,111	883	39.6
Foreign currency translation adjustments	(4,787)	19,093	23,880	-
Total accumulated other comprehensive income	627,723	623,190	-4,533	-0.7
Less treasury stock	(1,386)	(151,513)	-150,127	-
Total shareholders' equity	2,950,931	3,057,671	106,740	3.6
Total	11,485,664	12,359,024	873,360	7.6

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (US GAAP)

for the three months and nine months ended December 31, 2006, 2007 (unaudited) and for the year ended March 31, 2007

Three months ended December 31, 2006 and 2007 (unaudited)

	Millions of Yen			
	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2007	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,127,135	1,418,692	291,557	25.9
Trading margins and commissions on trading transactions	183,116	196,072	12,956	7.1
Total revenues	1,310,251	1,614,764	304,513	23.2
Cost of revenues from trading, manufacturing and other activities	(1,022,707)	(1,318,393)	-295,686	28.9
Gross profit	287,544	296,371	8,827	3.1
Expenses and other:				
Selling, general and administrative	(186,102)	(206,737)	-20,635	11.1
Provision for doubtful receivables	200	(1,552)	-1,752	/
Interest expense - net	(3,466)	(3,130)	336	-9.7
Dividend income	37,317	33,625	-3,692	-9.9
Gain on marketable securities and investments - net	23,038	9,878	-13,160	/
Gain on property and equipment - net	1,934	12	-1,922	/
Other income (expense) - net	(2,447)	10,645	13,092	/
Total expenses and other	(129,526)	(157,259)	-27,733	/
Income from consolidated operations before income taxes	158,018	139,112	-18,906	-12.0
Income taxes	(74,414)	(52,898)	21,516	/
Income from consolidated operations	83,604	86,214	2,610	3.1
Minority interests in income of consolidated subsidiaries	(11,748)	(14,201)	-2,453	/
Equity in earnings of affiliated companies	42,548	35,822	-6,726	-15.8
Net income	114,404	107,835	-6,569	-5.7

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.

The figures are as follows.

	Three months ended Dec. 31, 2006	Three months ended Dec 31, 2007	Increase or [-] decrease	%
Operating transactions	5,467,729	6,057,056	589,327	10.8
Operating income	101,642	88,082	-13,560	-13.3

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2006, 2007 (unaudited) and for the year ended March 31, 2007

Nine months ended December 31, 2006 and 2007 (unaudited)

	Millions of Yen				
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2007	Increase or [-] decrease	%	Year ended March 31,2007
Revenues:					
Revenues from trading, manufacturing and other activities	3,253,838	3,850,659	596,821	18.3	4,362,550
Trading margins and commissions on trading transactions	545,500	574,637	29,137	5.3	724,250
Total revenues	3,799,338	4,425,296	625,958	16.5	5,086,800
Cost of revenues from trading, manufacturing and other activities	(2,945,894)	(3,537,832)	-591,938	20.1	(3,938,699)
Gross profit	853,444	887,464	34,020	4.0	1,148,101
Expenses and other:					
Selling, general and administrative	(544,857)	(607,937)	-63,080	11.6	(734,706)
Provision for doubtful receivables	(1,989)	(1,354)	635	/	(1,265)
Interest expense - net	(9,267)	(7,981)	1,286	-13.9	(14,263)
Dividend income	102,275	94,191	-8,084	-7.9	133,506
Gain on marketable securities and investments - net	79,244	40,404	-38,840	/	86,770
Gain on property and equipment - net	2,921	180	-2,741	/	(7,594)
Other income (expense) - net	(8,670)	19,461	28,131	/	(15,007)
Total expenses and other	(380,343)	(463,036)	-82,693	/	(552,559)
Income from consolidated operations before income taxes	473,101	424,428	-48,673	-10.3	595,542
Income taxes	(196,028)	(147,097)	48,931	/	(281,134)
Income from consolidated operations	277,073	277,331	258	0.1	314,408
Minority interests in income of consolidated subsidiaries	(32,298)	(39,047)	-6,749	/	(45,371)
Equity in earnings of affiliated companies	104,461	107,276	2,815	2.7	146,858
Net income	349,236	345,560	-3,676	-1.1	415,895

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."
Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2007	Increase or [-] decrease	%	Year ended March 31, 2007
Operating transactions	15,303,416	17,129,668	1,826,252	11.9	20,516,264
Operating income	306,598	278,173	-28,425	-9.3	412,130

Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

STATEMENTS OF COSOLIDATED COMPREHENSIVE INCOME (US GAAP)

for the three months and nine months ended December 31, 2006, 2007 (unaudited) and for the year ended March 31, 2007

	Millions of yen	
	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2007
Comprehensive income		
Net income	114,404	107,835
Other comprehensive income:		
Unrealized gains (losses) on securities available for sale	73,090	(91,494)
Unrealized gains (losses) on derivative instruments	6,236	(6,100)
Minimum pension liability adjustments	(64)	–
Defined benefit pension plans	–	63
Foreign currency translation adjustments	44,249	(35,477)
Other comprehensive income	123,511	(133,008)
Comprehensive income	237,915	(25,173)

	Millions of yen		
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2007	Year ended March 31, 2007
Comprehensive income			
Net income	349,236	345,560	415,895
Other comprehensive income:			
Unrealized gains (losses) on securities available for sale	27,926	(36,936)	80,340
Unrealized gains on derivative instruments	1,631	7,640	9,917
Minimum pension liability adjustments	(226)	–	1,831
Defined benefit pension plans	–	883	–
Foreign currency translation adjustments	33,992	23,880	80,344
Other comprehensive income	63,323	(4,533)	172,432
Comprehensive income	412,559	341,027	588,327

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months and nine months ended December 31, 2006 and 2007 (unaudited)

Three months ended December 31, 2006

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	9,194	10,521	22,908	85,359	43,879	22,120	90,683	284,664	2,880	287,544
Equity in earnings of affiliated companies..............	862	312	17,300	11,636	4,974	3,515	4,569	43,168	(620)	42,548
Net income........................	1,622	3,585	25,947	48,419	20,601	7,439	12,718	120,331	(5,927)	114,404
Segment assets.....................	159,338	728,988	1,554,612	2,964,266	2,227,564	821,609	2,170,670	10,627,047	549,669	11,176,716
Operating transactions...........	61,073	60,766	1,214,419	1,320,012	947,285	557,860	1,309,875	5,471,290	(3,561)	5,467,729

Three months ended December 31, 2007

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	11,386	18,775	16,741	66,887	45,735	25,600	107,688	292,812	3,559	296,371
Equity in earnings of affiliated companies..............	470	(845)	10,136	9,986	9,228	1,963	4,816	35,754	68	35,822
Net income........................	126	5,625	20,182	45,906	18,471	8,343	15,511	114,164	(6,329)	107,835
Segment assets.....................	200,437	725,318	1,877,955	3,345,866	2,268,817	906,486	2,470,688	11,795,567	563,457	12,359,024
Operating transactions...........	73,416	109,046	1,379,798	1,374,637	1,069,430	632,032	1,436,200	6,074,559	(17,503)	6,057,056

Nine months ended December 31, 2006

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	26,181	30,453	62,593	278,196	127,364	62,884	258,614	846,285	7,159	853,444
Equity in earnings of affiliated companies..............	1,999	2,280	34,330	29,813	14,766	9,194	13,859	106,241	(1,780)	104,461
Net income........................	801	27,551	52,663	147,972	45,229	19,351	36,044	329,611	19,625	349,236
Operating transactions...........	176,756	136,995	3,324,948	3,871,918	2,459,928	1,630,672	3,717,582	15,318,799	(15,383)	15,303,416

Nine months ended December 31, 2007

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	31,786	41,815	61,357	228,401	147,664	72,335	296,440	879,798	7,666	887,464
Equity in earnings of affiliated companies..............	1,605	(1,029)	30,596	31,395	22,565	7,425	15,315	107,872	(596)	107,276
Net income........................	(943)	10,297	60,813	128,301	52,675	27,957	40,939	320,039	25,521	345,560
Operating transactions...........	209,173	202,414	3,597,680	4,306,617	2,991,098	1,862,295	3,980,814	17,150,091	(20,423)	17,129,668

NOTE:

(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating transactions, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at December 31, 2006 and 2007 were 1,343,059 million yen and 1,316,403 million yen respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

(3) As of April 1, 2007, the companies have reorganized the Innovation Center in "Eliminations or Unallocated" and "New Business Initiative Group" with other related Groups ("Energy Business", "Metals" and "Machinery") and have estabilished the "Business Innovation Group" and the "Industrial Finance, Logistics & Development Group." The consolidated financial position and the results of operations of related reportable operating segments for the three months and nine months ended December 31, 2006 have also been reclassified accordingly.

January 31, 2008
Mitsubishi Corporation

Results for the Third Quarter Ended December 31, 2007 (US GAAP)

Consolidated Income (Billion Yen)	FY2008 Nine months ended Dec. 31, 2007: Three months ended Jun. 2007	Three months ended Sept. 2007	Three months ended Dec. 2007	FY2008 Nine months ended Dec. 31, 2007	FY2007 Nine months ended Dec. 31, 2006	Increase or decrease		Outlook for FY2008	Percent of achievement
Operating transactions (*1)	5,462.6	5,610.0	6,057.1	17,129.7	15,303.4	1,826.3		22,000.0	78%
Gross profit	292.9	298.2	296.4	887.5	853.4	34.1 <+4%>	a	1,220.0	73%
Selling, general and administrative expenses	(197.1)	(204.1)	(206.7)	(607.9)	(544.8)	(63.1)	b	(830.0)	73%
Provision for doubtful receivables	(1.0)	1.2	(1.6)	(1.4)	(2.0)	0.6		(5.0)	28%
Operating income (*1)	94.8	95.3	88.1	278.2	306.6	(28.4) <-9%>		385.0	72%
Interest expense-net	(2.9)	(2.0)	(3.1)	(8.0)	(9.3)	1.3	c	(25.0)	32%
Dividend income	32.7	27.9	33.6	94.2	102.3	(8.1)	c	140.0	67%
Gain on marketable securities and investments - net	11.1	19.4	9.9	40.4	79.2	(38.8)	d	45.0	133%
Gain (loss) on property and equipment - net	0.6	(0.4)	-	0.2	2.9	(2.7)	e		
Other income - net	4.4	4.4	10.6	19.4	(8.6)	28.0	f		
Income from consolidated operations before income taxes	140.7	144.6	139.1	424.4	473.1	(48.7)		545.0	78%
Income taxes	(46.3)	(47.9)	(52.9)	(147.1)	(196.0)	48.9		(210.0)	70%
Minority interests in income of consolidated subsidiaries	(10.5)	(14.4)	(14.1)	(39.0)	(32.4)	(6.6)		(50.0)	78%
Equity in earnings of affiliated companies - net	31.4	40.1	35.8	107.3	104.5	2.8	g	145.0	74%
Net Income	115.3	122.4	107.9	345.6	349.2	(3.6) <-1%>		430.0	80%
Core earnings (*2)	157.0	160.1	156.0	473.1	506.1	(33.0)		650.0	73%

(The outlook of 45.0 / 133% covers items d, e and f combined.)

Summary of changes from the same period of the previous fiscal year (Nine months ended Dec. 31)

a. [Gross Profit]
Gross profit rose 4% year on year. Although earnings were affected by a lower sales price for coking coal, the higher gross profit mainly reflected continued strong transactions in non-resource segments and new consolidations.

b. [Selling, general and administrative expenses]
Increased mainly due to new consolidations, as well as higher selling and personnel expenses in line with business expansion.

c. [Net financial income]
Decreased due to lower dividend income.

d. [Gain on marketable securities and investments-net]
(1) Write-off of marketable equity securities (available for sale)
+1.2 billion yen ([-0.2 billion yen] ← [-1.4 billion yen])
(2) Impairment losses on non-performing assets
-5.8 billion yen ([-7.6 billion yen] ← [-1.8 billion yen])
(3) Other gains on sales of shares, etc.
-34.2 billion yen ([48.2 billion yen] ← [82.4 billion yen])
(-43.8 billion yen absence of fiscal 2007 gain on sale of Diamond City shares)

e. [Gain (loss) on property and equipment-net]
Decrease reflected gains on sale of property and equipment recorded in fiscal 2007.

f. [Other income-net]
Improved due to improvement in foreign currency transaction gains and losses at overseas subsidiaries.

g. [Equity in earnings of affiliated companies-net]
Increase mainly reflects new consolidations in overseas IPP business.

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Revenues in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 4,425.3 billion yen and 3,799.3 billion yen for the nine months ended December 31, 2007 and the nine months ended December 31, 2006, respectively.

(*2) Core earnings =Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net +Dividend Income+Equity in earnings of affiliated companies-net

Assets and Liabilities	Dec. 31, 2007	March 31, 2007	Increase or decrease		Outlook for FY2008 (Oct. 31, 2007)
Total assets	12,359.0	11,485.7	873.3	h	13,000.0
Total shareholders' equity	3,057.7	2,950.9	106.8	i	3,250.0
[For Reference] Interest bearing liabilities GROSS(*3)	4,304.8	3,813.8	491.0		4,850.0
Interest bearing liabilities NET(*3)	3,429.3	3,046.3	383.0		3,950.0
(Debt-to-equity ratio - Gross)	1.4	1.3	0.1		1.5
(Debt-to-equity ratio - Net)	1.1	1.0	0.1		1.2

Summary of changes from March 2007

h. [Total assets]
Increase in trade receivables on the back of solid business activities as well as growth in investment assets due to new investments.

i. [Total shareholders' equity]
Although the Company bought back some of its own shares, total shareholders' equity increased due to the strong net income.

(*3) Interest bearing liabilities do not include "impact of adopting SFAS 133."

[Change of major indices]	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2006	Change
Crude oil (USD/BBL)	72.7	62.7	(+16%)
Foreign exchange (YEN/USD)	117.4	116.2	(1% yen depreciation)
Interest (%)TIBOR	0.78	0.38	(+105%)

FY2008 Third Quarter Results
- Supplement -

January 31, 2008

Mitsubishi Corporation

Major Changes from the Same Period of the Previous Fiscal Year
(Nine months ended December 31)

(Billion Yen)	FY2007 Nine months ended Dec. 31, 2006	FY2008 Nine months ended Dec. 31, 2007	Increase or decrease	Percentage of change	Outlook for FY2008	Percentage of achievement
Operating transactions	15,303.4	17,129.7	1,826.3	12%	22,000.0	78%
Gross profit	853.4	887.5	34.1	4%	1,220.0	73%
Operating income	306.6	278.2	-28.4	-9%	385.0	72%
Consolidated net income	349.2	345.6	-3.6	-1%	430.0	80%
Core earnings	506.1	473.1	-33.0	-7%	650.0	73%


Gross Profit by Segment
(Billion Yen)
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
127.4
62.9
258.6
7.0
147.7
72.3
296.4
7.7
FY2007 3Q
FY2008 3Q
Business Innovation
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Comparison with past performance (Nine-month results)

*Comparison after FY2001, when Mitsubishi Corporation began disclosing quarterly results

- Operating transactions…Historical high
  (The previous highest was 15.3 trillion yen in the same period in fiscal 2007)
- Gross profit…Historical high
  (The previous highest was 853.4 billion yen in the same period of fiscal 2007)
- Operating income…Second-highest result
  (The highest is 306.6 billion yen recorded in the same period of fiscal 2007)
- Consolidated net income…Second-highest result
  (The highest is 349.2 billion yen recorded in the same period of fiscal 2007)
- Core earnings…Second-highest result
  (The highest is 506.1 billion yen recorded in the same period of fiscal 2007)

Major Changes from the Same Period of the Previous Fiscal Year
(Three months ended December 31)

(Billion Yen)	FY2007 3Q Oct.-Dec. 2006	FY2008 3Q Oct.-Dec. 2007	Increase or decrease	Percentage of change
Operating transactions	5,467.7	6,057.1	589.4	11%
Gross profit	287.5	296.4	① 8.9	3%
Operating income	101.6	88.1	② -13.5	-13%
Consolidated net income	114.4	107.9	③ -6.5	-6%
Core earnings	177.8	156.0	④ -21.8	-12%

① <Change from the same period of the previous fiscal year in gross profit>
Increased 8.9 billion yen, or 3%, despite lower earnings on transactions due to a lower sales price at an Australian coking coal subsidiary. The higher gross profit reflected the conversion of food-related affiliates into subsidiaries and a stronger performance in real estate-related businesses in Japan.

② <Change from the same period of the previous fiscal year in operating income>
Decreased 13.5 billion yen, or 13%, due to lower earnings on transactions stemming from a lower sales price at an Australian coking coal subsidiary.

③ <Change from the same period of the previous fiscal year in consolidated net income>
Declined 6.5 billion yen, or 6%, year on year, despite an improvement in foreign currency gains and losses related to transactions. The overall decline was attributable to a 13.5 billion yen drop in operating income, in addition to a 13.1 billion yen decrease in gain on marketable securities and investments-net in the absence of a fiscal 2007 gain on the sale of shares.

④ <Change from the same period of the previous fiscal year in core earnings>
Decreased 21.8 billion yen, or 12%, year on year, the result of the lower operating income and declines in dividend income and equity in earnings of affiliated companies-net.

Year on Year Changes of Consolidated Net Income (Loss) (by Business Segment)-1


(Billion Yen)
345.0
295.0
245.0
195.0
145.0
95.0
45.0
-5.0
45.2
19.4
36.0
19.5
0.8
52.7
28.0
40.9
25.5
-0.9
FY2007 Nine months ended Dec. 31, 2006
FY2008 Nine months ended Dec. 31, 2007
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated
Business Innovation

Resource Prices (Nine-month average)

	FY2007 3Q	FY2008 3Q	Increase or decrease	Assumptions for FY2008 outlook
Crude oil price (Dubai) ($/BBL)	62.7	72.7	10.0	69.1
Copper ($/MT)	7,316	7,514	198	7,366
Aluminum ($/MT)	2,620	2,584	-36	2,527

Reasons for changes by business segment

- Business Innovation (-1.7 billion yen)
Reflects absence of gains on sale of shares recorded in fiscal 2007, etc.
- Industrial Finance, Logistics & Development (-63%)
Reflects absence of gain on sale of Diamond City shares recorded in fiscal 2007. The main factors contributing to segment net income were gains on the sale of developed real estate and higher REIT-related earnings, as well as a strong overall performance in the logistics business.
- Energy Business (+15%)
Reflects higher earnings at overseas resource-related subsidiaries due to rising oil prices, a gain on the sale of part of Mitsubishi Corporation's equity interest in Sakhalin Energy Investment, and the recording of some foreign tax credits on overseas dividends in advance.
-Metals (-13%)
-Decrease in earnings due to lower sales price at Australian coking coal subsidiary.
- Machinery (+17%)
Increase in earnings due to new consolidations in overseas IPP business, as well as recovery of auto market in Asia and foreign exchange rate movements. Limiting an even higher increase was the absence of gains on the sales of shares recorded in fiscal 2007.
- Chemicals (+44%)
Increase due to tax benefits from higher equity interest in petrochemical business-related company and strong transactions at overseas subsidiaries.
- Living Essentials (+14%)
Despite absence of fiscal 2007 gains on sale of shares, higher earnings were due to strong results in food-related businesses.

Shareholders' Equity and Interest-Bearing Liabilities


(Billion Yen)
(x)
4000.0
3500.0
3000.0
2500.0
2000.0
1500.0
1000.0
500.0
0.0
3
2
1
0
3,148.7
2,379.3
3,046.3
2,950.9
3,419.9
3,124.5
3,429.3
3,057.7
1.3
1.0
1.1
1.1
Mar. 2006
Mar. 2007
Sept. 2007
Dec. 2007
Interest-bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity ratio (Net)

Reasons for changes in shareholders' equity (Compared with March 31, 2007)

1. Net income
   (345.6 billion yen)

2. Payment of dividends
   (-89.9 billion yen)

3. Decrease in net unrealized gains on securities available for sale
   (-36.9 billion yen)
   …decrease in unrealized gains on listed shares

4. Improvement in foreign currency translation adjustments
   (23.9 billion yen)
   …effect of weaker yen against Australian dollar, etc.

5. Decrease due to acquisition of treasury stock
   (-150.1 billion yen)

END